# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Edesa Biotech, Inc., CIK 0001540159
CUSIP: 27966L306
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 100 SPY COURT, MARKHAM, Ontario Canada (A6), L3R 5H6
Date of event which requires filing of this statement: 08/21/2026
Filed by CIK 0001848809
Persons authorized to receive notices and communications: Adam Morgan, Velan Capital Investment Management LP, 100 North Main Street, Suite 301, Alpharetta, Georgia (GA), 30009, 646-844-0030; Ryan Nebel, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Velan Capital Master Fund LP (CIK 0001964356): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 1,081,385; sole dispositive power 0; shared dispositive power 1,081,385; aggregate amount beneficially owned 1,081,385 (8% of the class)
- Velan Horizon Fund LP (CIK 0002057740): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 25,070; sole dispositive power 0; shared dispositive power 25,070; aggregate amount beneficially owned 25,070 (0.2% of the class)
- Velan Capital Opportunity Fund II LLC (CIK 0002057744): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (1.9% of the class)
- Velan Horizon GP LLC (CIK 0002057821): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 25,070; sole dispositive power 0; shared dispositive power 25,070; aggregate amount beneficially owned 25,070 (0.2% of the class)
- Velan Capital Holdings LLC (CIK 0001964353): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,331,385; sole dispositive power 0; shared dispositive power 1,331,385; aggregate amount beneficially owned 1,331,385 (9.8% of the class)
- Velan Capital Investment Management LP (CIK 0001848809): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,356,455; sole dispositive power 0; shared dispositive power 1,356,455; aggregate amount beneficially owned 1,356,455 (9.99% of the class)
- Velan Capital Management LLC (CIK 0001964355): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,356,455; sole dispositive power 0; shared dispositive power 1,356,455; aggregate amount beneficially owned 1,356,455 (9.99% of the class)
- Morgan Adam (CIK 0001964335): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,356,455; sole dispositive power 0; shared dispositive power 1,356,455; aggregate amount beneficially owned 1,356,455 (9.99% of the class)
- VENKATARAMAN BALAJI (CIK 0001114916): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,356,455; sole dispositive power 0; shared dispositive power 1,356,455; aggregate amount beneficially owned 1,356,455 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Edesa Biotech, Inc.
Address of issuer's principal executive offices: 100 SPY COURT, MARKHAM, Ontario Canada (A6), L3R 5H6

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by Velan Master, Velan Horizon and Velan Opportunity II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Pursuant to the Purchase Agreement (as defined in the initial Schedule 13D), Velan Master purchased 421,875 Shares and 366 Preferred Shares (as defined in the initial Schedule 13D) for $4,470,000. The aggregate purchase price of the 140,000 Shares Velan Master purchased in the open market is approximately $238,294, excluding brokerage commissions. The aggregate purchase price of the 445,100 Shares and 445,100 New Warrants (as defined and described below) that Velan Master purchased in the Offering (as defined and described below) is $2,448,050.

Pursuant to the Purchase Agreement, Velan Horizon purchased 15,625 Shares and 7 Preferred Shares for $100,000. The aggregate purchase price of the 9,445 Shares and 9,445 New Warrants that Velan Horizon purchased in the Offering is $51,948.

Pursuant to the Purchase Agreement, Velan Opportunity II purchased 250,000 Shares and 195 Preferred Shares for $2,430,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On August 21, 2026, in an underwritten public offering (the "Offering"), Velan Master purchased 445,100 Shares and certain warrants (the "New Warrants") exercisable into 445,100 Shares and Velan Horizon purchased 9,445 Shares and New Warrants exercisable into 9,445 Shares. Velan Master and Velan Horizon may not exercise any portion of the New Warrants to the extent that they would beneficially own more than 9.99% of the number of Shares outstanding immediately after giving effect to such exercise. However, upon at least 61 days' prior notice to the Issuer, such Reporting Person may increase or decrease such beneficial ownership limitation, as applicable, but not to any percentage in excess of 9.99% (the "Warrant Ownership Limitation"). Each New Warrant is exercisable for one Share at an exercise price of $7.50 per Share. The New Warrants are exercisable at any time after their original issuance and may be exercised until the date that is the earlier of (i) the 18-month anniversary of the original issuance date and (ii) the 30th day following the date of the Issuer's public announcement of Phase 2 vitiligo topline data for EB06. The exercise price and the number of Shares issuable upon exercise of the New Warrants are subject to appropriate adjustment in the event of certain share dividends, share splits, share combinations or other similar reclassifications affecting the Shares.

The foregoing description of the New Warrant is qualified in its entirety by reference to the full text of the New Warrant, which is included as Exhibit 99.1 hereto and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,503,723 Shares believed to be outstanding as of August 21, 2026 following the closing of the Offering, as disclosed in the Issuer's Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission on August 20, 2026, plus the Shares underlying the Preferred Shares that may be converted by the Reporting Persons, as applicable and subject to the Ownership Limitation (as defined in the initial Schedule 13D).

As of the date hereof, Velan Master directly beneficially owns 1,081,385 Shares (including 74,410 Shares underlying certain Preferred Shares), constituting approximately 8.0% of the Shares outstanding.

As of the date hereof, Velan Horizon directly beneficially owns 25,070 Shares, constituting approximately 0.2% of the Shares outstanding. Velan Horizon GP, as the general partner of Velan Horizon, may be deemed to beneficially own the 25,070 Shares beneficially owned by Velan Horizon, constituting approximately 0.2% of the Shares outstanding.

As of the date hereof, Velan Opportunity II directly beneficially owns 250,000 Shares, constituting approximately 1.9% of the Shares outstanding.

Velan GP, as the general partner of Velan Master and managing member of Velan Opportunity II, may be deemed to beneficially own the 1,331,385 Shares beneficially owned in the aggregate by Velan Master and Velan Opportunity II, constituting approximately 9.8% of the Shares outstanding.

Velan Capital, as the investment manager of each of Velan Master, Velan Horizon and Velan Opportunity II, may be deemed to beneficially own the 1,356,455 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Velan Opportunity II, constituting approximately 9.99% of the Shares outstanding. Velan IM GP, as the general partner of Velan Capital, may be deemed to beneficially own the 1,356,455 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Velan Opportunity II, constituting approximately 9.99% of the Shares outstanding. Mr. Venkataraman, as a Managing Member of each of Velan Horizon GP, Velan GP and Velan IM GP, may be deemed to beneficially own the 1,356,455 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Velan Opportunity II, constituting approximately 9.99% of the Shares outstanding. Mr. Morgan, as the Chief Investment Officer of Velan Capital and a Managing Member of each of Velan Horizon GP, Velan GP and Velan IM GP, may be deemed to beneficially own the 1,356,455 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Velan Opportunity II, constituting approximately 9.99% of the Shares outstanding.

If the Preferred Shares and the New Warrants were not subject to the Ownership Limitation and Warrant Ownership Limitation, respectively, the Reporting Persons would collectively beneficially own an aggregate of 4,694,923 Shares (including 2,958,333 Shares underlying the Preferred Shares and 454,545 Shares underlying the New Warrants), constituting approximately 27.8% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is amended and restated to read as follows:

Except as otherwise set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days. Pursuant to the Offering, on August 21, 2026, Velan Master purchased 445,100 Shares and 445,100 New Warrants for $2,448,050 and Velan Horizon purchased 9,445 Shares and 9,445 New Warrants for $51,948.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The disclosure with respect to the Offering set forth in Item 4 above, including the description of the New Warrants, is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Form of Common Share Warrant (incorporated herein by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the SEC on August 20, 2026).

## Signatures
- Velan Capital Master Fund LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Holdings LLC, its General Partner (08/25/2026)
- Velan Horizon Fund LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Horizon GP LLC, its General Partner (08/25/2026)
- Velan Capital Opportunity Fund II LLC: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Holdings LLC, its Managing Member (08/25/2026)
- Velan Horizon GP LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (08/25/2026)
- Velan Capital Holdings LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (08/25/2026)
- Velan Capital Investment Management LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Management LLC, its General Partner (08/25/2026)
- Velan Capital Management LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (08/25/2026)
- Morgan Adam: /s/ Adam Morgan, Adam Morgan (08/25/2026)
- VENKATARAMAN BALAJI: /s/ Balaji Venkataraman, Balaji Venkataraman (08/25/2026)